CATLIN

File Number: 82-34808

CATLIN GROUP LIMITED

05011047

Cumberland House, 6th Floor,
1 Victoria Street, Hamilton,
Bermuda HM 11

P.O. Box HM 1287
Hamilton HMFX
Bermuda

Telephone (441) 296-0060
Fax (441) 296-6016
www.catlin.com

SEC MAIL RECEIVED PROCESSING SEP 06 2005 D.C. 213 SECTION

30 August 2005

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, NW
Washington, DC 20549
USA

SUPPL

Re: Catlin Group Limited, Rule 12g3-2(b) Exemption, File No. 82-34808

To whom it may concern:

Please find enclosed information and/or documents furnished on behalf of Catlin Group Limited, Rule 12g3-2(b) File No. 82-34808, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

INDEX

Announcement	Date
REG-Catlin Group Limited Notification of Shares	26/08/2005
REG-Catlin Group Limited Holding(s) in Company	19/08/2005

PROCESSED
SEP 09 2005
THOMSON
FINANCIAL

Yours faithfully,

Krupali Patel

9/9

82-34808

Catlin Group

Print

REG-Catlin Group Limited Holding(s) in Company
Released: 19/08/2005

RNS Number:3060Q
Catlin Group Limited
19 August 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

CATLIN GROUP LIMITED

....

2. Name of shareholder having a major interest

BARCLAYS PLC

....

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

WOOLWICH UNIT TRUST MANAGERS LTD, GERRARD LTD, BARCLAYS CAPITAL SECURITIES LTD, BARCLAYS GLOBAL INVESTORS LTD, BARCLAYS LIFE ASSURANCE CO LTD, BARCLAYS GLOBAL INVESTORS, N.A., BARCLAYS GLOBAL INVESTORS JAPAN LTD, BARCLAYS GLOBAL INVESTORS LTD, BARCLAYS GLOBAL INVESTORS AUSTRALIA LTD

....

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Regisitered Holder	Account Designation	Holding
BANK OF IRELAND	258180	7,364
BANK OF IRELAND	258227	45,431
BANK OF IRELAND	4239749	80,152
BANK OF NEW YORK	210405	60,313
BANK OF NEW YORK	214074	2,585
BANK OF NEW YORK	214075	423,970
BANK OF NEW YORK	221428	54,986
BANK OF NEW YORK	367748	482,448
BANK OF NEW YORK	392067	527,390
BANK OF NEW YORK	392177	27,572
BANK OF NEW YORK	768198	25,923
BARCLAYS CAPITAL NOMINEES LTD		552,397
BNP PARIBAS		52,866
BNY (OCS) NOMINEES LTD	221476	46,339
BNY (OCS) NOMINEES LTD	387173	108,005
BOISS NOMINEES LTD	4224361	51,706
CHASE NOMINEES LTD	16376	57,350
CHASE NOMINEES LTD	16669	17,186
CHASE NOMINEES LTD	18243	14,994
CHASE NOMINEES LTD	19518	17,168
CHASE NOMINEES LTD	19519	163,698
CHASE NOMINEES LTD	19520	19,672
CHASE NOMINEES LTD	20947	6,447,845
CHASE NOMINEES LTD	21359	229,376
CHASE NOMINEES LTD	25772	57,737
CHASE NOMINEES LTD	27793	7,856
CHASE NOMINEES LTD	27795	9,782
CHASE NOMINEES LTD	27800	107,299
CHASE NOMINEES LTD	[illegible]	[illegible]

CHASE NOMINEES LTD	28270	45,548
CHASE NOMINEES LTD	31961	229,413
CIBC MELLON GLOBAL SECURITIES		32,261
CITIBANK	6010640794	30,505
CITIBANK	6010782807	51,983
HSBC	813168	140,060
HSBC	814537	7,977
HSBC	845315	1,891
INVESTORS BANK AND TRUST CO		585,235
INVESTORS BANK AND TRUST CO		1,654,075
INVESTORS BANK AND TRUST CO		23,616
INVESTORS BANK AND TRUST CO		138,840
INVESTORS BANK AND TRUST CO		4,880
INVESTORS BANK AND TRUST CO		142,269
INVESTORS BANK AND TRUST CO		2,455
JP MORGAN (BGI CUSTODY)	16331	22,551
JP MORGAN (BGI CUSTODY)	16341	124,999
JP MORGAN (BGI CUSTODY)	16341	58,577
JP MORGAN (BGI CUSTODY)	16344	50,270
JP MORGAN (BGI CUSTODY)	16345	74,539
JP MORGAN (BGI CUSTODY)	16400	1,114,877
JP MORGAN (BGI CUSTODY)	16612	35,711
JP MORGAN (BGI CUSTODY)	16621	15,767
JP MORGAN (BGI CUSTODY)	16644	80,713
JP MORGAN (BGI CUSTODY)	16901	8,429
JP MORGAN (BGI CUSTODY)	18409	85,323
JP MORGAN (BGI CUSTODY)	19514	12,657
JP MORGAN (BGI CUSTODY)	27795	54,044
JP MORGAN (BGI CUSTODY)	27799	81,970
JP MORGAN (BGI CUSTODY)	28166	188,910
JP MORGAN (BGI CUSTODY)	29514	108,292
JP MORGAN (BGI CUSTODY)	35360	231,100
JPM FRANKFURT	27717	100,023
JPMORGAN CHASE BANK		249,208
JPMorgan Chase Bank		29,810
JPMorgan Chase Bank		19,402
JPMorgan Chase Bank		10,823
JPMorgan Chase Bank		22,764
MELLON BANK	ABGFZ872482	424,457
MELLON BANK	TGGF0003002	12,018
Mellon Trust - US CUSTODIAN/		81,530
MELLON TRUST OF NEW ENGLAND		103,963
MIDLAND BANK (HSBC BANK PLC)	772823	273,416
NORTHERN TRUST	BCP04	8,364
NORTHERN TRUST	CVS21	160,798
NORTHERN TRUST	SCO06	37,023
NORTHERN TRUST	TNF01	54,728
NORTHERN TRUST	TRG01	6,969
NORTHERN TRUST	USF06	24,873
NORTHERN TRUST	USF12	283,334
NORTHERN TRUST BANK - BGI SEPA		106,033
NORTHERN TRUST BANK - BGI SEPA		27,542
NORTHERN TRUST BANK - BGI SEPA		119,371
R C Greig Nominees Limited	RC1	1,600
STATE STREET	2RJ2	12,587
STATE STREET	JD12	57,735
STATE STREET	JFBL	36,724
STATE STREET	N3B6	44,761
STATE STREET	N3YZ	4,314
STATE STREET	VE4J	95,222
STATE STREET TRUST OF CANADA -		37,720
	TOTAL	17,667,197

5. Number of shares / amount of stock acquired

N/A

....

6. Percentage of issued class

N/A

....

7. Number of shares / amount of stock disposed

N/A

....

8. Percentage of issued class

N/A

....

9. Class of security

COMMON SHARES OF $0.01 EACH

....

10. Date of transaction

NOT DISCLOSED

....

11. Date company informed

18 AUGUST 2005

....

12. Total holding following this notification

17,667,197

....

13. Total percentage holding of issued class following this notification

11.34%

....

14. Any additional information

....

15. Name of contact and telephone number for queries

WILLIAM SPURGIN 020 7458 5726

....

16. Name and signature of authorised company official responsible for making this notification

WILLIAM SPURGIN, HEAD OF INVESTOR RELATIONS

....

Date of notification

19 AUGUST 2005

....

END
HOLUKRVRVBRWAAR

82-34808

Catlin Group

Print

REG-Catlin Group Limited Notification of Shares
Released: 26/08/2005

RNS Number:5361Q
Catlin Group Limited
26 August 2005

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

CATLIN GROUP LIMITED..

2. Name of shareholder having a major interest

FMR CORP, FIDELITY INTERNATIONAL LIMITED, EDWARD C JOHNSON 3D..................

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

FMR CORP AND ITS DIRECT AND INDIRECT SUBSIDIARIES, AND FIDELITY INTERNATIONAL LIMITED (FIL) AND ITS DIRECT AND INDIRECT SUBSIDIARIES BOTH BEING NON-BENEFICIAL HOLDERS...

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

703,834	FII	Bank of New York Europe London Total
62,900	FII	JP Morgan, Bournemouth Total
15,500	FIJ	Brown Brothers Harriman and Co Total
41,500	FIL	BNP Paribas, Paris (C) Total
439,452	FIL	Brown Bros Harrimn Ltd Lux Total
89,500	FIL	HSBC Bank plc Total
280,200	FIL	JP Morgan, Bournemouth Total
32,000	FIL	Northern Trust London Total
2,977,072	FISL	JP Morgan, Bournemouth Total
4,000	FMRCO	JP Morgan Chase Bank Total
28,000	FMRCO	Northern Trust Co Total
25,946	FMRCO	State Street Bank and Trust Co Total
128,900	FPM	Bank of New York Brussels Total
40,511	FPM	BNP Paribas Frankfurt Total
339,112	FPM	HSBC Bank plc Total
744,841	FPM	JP Morgan, Bournemouth Total
842,356	FPM	Northern Trust London Total
948,119	FPM	State Street Bank and Trust Co London (S Total)
7,743,743		Grand Total Common Shares

....

5. Number of shares / amount of stock acquired

N/A...

6. Percentage of issued class

N/A...

7. Number of shares / amount of stock disposed

N/A...

8. Percentage of issued class

N/A...

9. Class of security

COMMON SHARES...

10. Date of transaction

N/A...

11. Date company informed

25 AUGUST 2005..

12. Total holding following this notification

7,743,743...

13. Total percentage holding of issued class following this notification

4.97%...

14. Any additional information

....

15. Name of contact and telephone number for queries

WILLIAM SPURGIN, 020 7458 5726..

16. Name and signature of authorised company official responsible for making this notification

WILLIAM SPURGIN, HEAD OF INVESTOR RELATIONS...................................

Date of notification

26 AUGUST 2005..

END
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